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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Tahoe Resources Inc.

We consent to the use of:

  Our report dated March 8, 2012 with respect to the consolidated financial statements of Tahoe Resources Inc. as at December 31, 2011 and 2010 and for the years then ended; and

  Our report dated March 3, 2011 with respect to the consolidated financial statements of Tahoe Resources Inc. as at December 31, 2010 and 2009 and for the year ended December 31, 2010 and for the period from incorporation on November 10, 2009 to December 31, 2009 each of which appears in this registration statement on Form 40-F of Tahoe Resources Inc.

Chartered Accountants

April 30, 2012

Vancouver, Canada

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